

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 12, 2007

By Facsimile and U.S. Mail

Mr. Michael M. Searles
Chief Executive Officer
Wilsons The Leather Experts Inc.
7401 Boone Ave. N.
Brooklyn Park, MN 55428

> **Re:** **Wilsons The Leather Experts Inc.**
> **Form 10-K for the fiscal year ended February 3, 2007**
> **Filed March 30, 2007**
> **File No. 000-21543**

Dear Mr. Searles:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations, page 27

1. We consider the adjustments made to earnings per share for the year ended January 29, 2005, to be non-GAAP based financial measures that are typically not included in documents without specific disclosure as discussed in Item 10(e) of Regulation S-K. If you anticipate including such financial measures in future filings please revise your disclosure to discuss the recurring or non-recurring nature of the charges, the significance to an investor in evaluating the company's financial condition and/or results of operations and whether the measures relate to material trends. In addition, please disclose the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure. Reference is made to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, specifically question 8.

2. We note your discussion on page 30 about the decrease in cost of goods sold in 2006 being offset somewhat by temporary and permanent inventory markdowns. Please explain to us the distinction in your accounting between permanent markdowns and temporary markdowns.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. We note you recognize revenue for gift cards at redemption. In the future, if gift card usage continues to be significant, please disclose whether your gift cards have expiration dates and your policy for recognizing gift card breakage for unused or unredeemed gift cards.

Note 16. Sale/leaseback of headquarters facility, page F-26

4. We note during June 2002, the Company entered into an agreement for the sale and leaseback of its corporate headquarters. Please explain the terms of your option to "buy out" the lease at the end of the tenth year for a price of $0.5 million. Specifically, tell us whether the option involves repurchasing the property and will include your continued involvement or whether it enables the Company to pay a fee to terminate further involvement in the lease. Additionally, we note you have deferred the $9.4 million gain. Please advise us of the period of time you expect to use the property and your terms for amortizing the gain. Reference is made to SFAS 98 paragraph 11 and SFAS 13 paragraph 33.

Exhibits 31.1 and 31.2

5. Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended February 3, 2007 and your Forms 10-Q for the quarterly period ended May 5, 2007 and August 4, 2007.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551–3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief